Exhibit 99.2

Qudian Inc. Announces Resignation of CFO

XIAMEN, China, Mar. 18, 2020 /PRNewswire/ — Qudian Inc. (“Qudian” or the “Company”) (NYSE: QD), a leading technology platform empowering the enhancement of online consumer finance experience in China, today announced that Mr. Carl Yeung has resigned from his position as the Company’s Chief Financial Officer due to personal reasons, effective from March 18, 2020. Mr. Min Luo, the Company’s Founder, Chairman and Chief Executive Officer, expressed appreciation for Mr. Yeung’s many contributions to the development of the Company on behalf of the Board of Directors and management team. In addition, the Company announced the promotion of Mr. Yan Gao to Vice President of Finance and Ms. Sissi Zhu to Vice President of Investor Relations.

Mr. Yan Gao joined Qudian in February 2017. His responsibilities at Qudian have primarily included corporate finance, tax, funding and internal controls. Prior to joining Qudian, Mr. Gao had over 15 years of experience working as a professional auditor. Mr. Gao is a certified public accountant in China and holds a master’s degree in statistics.

Ms. Sissi Zhu joined Qudian in June 2017. Her responsibilities at Qudian have included capital markets, budget analysis and several exploratory projects. Prior to joining Qudian, Ms. Zhu had worked at Credit Suisse and KPMG. Ms. Zhu graduated from the University of Hong Kong with a bachelor’s degree and first class honors. She is a member of Hong Kong Institute of Certified Public Accountants and a CFA charter holder.

About Qudian Inc.

Qudian Inc. (“Qudian”) is a leading technology platform empowering the enhancement of online consumer finance experience in China. The Company’s mission is to use technology to make personalized credit accessible to hundreds of millions of young, mobile-active consumers in China who need access to small credit for their discretionary spending but are underserved by traditional financial institutions due to lack of traditional credit data or high cost of servicing. Qudian’s credit solutions enable licensed, regulated financial institutions and ecosystem partners to offer affordable and customized loans to this young generation of consumers.

For more information, please visit http://ir.qudian.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Qudian may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qudian’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qudian’s goal and strategies; Qudian’s expansion plans; Qudian’s future business development, financial condition and results of operations; Qudian’s expectations regarding demand for, and market acceptance of, its credit products; Qudian’s expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qudian’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Qudian does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Qudian Inc.

IR team

Tel: +86-592-591-1711

E-mail: ir@qudian.com

The Piacente Group, Inc.

Xi Zhang

Tel: +86 (10) 6508-0677

E-mail: qudian@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: qudian@tpg-ir.com

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